UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number 333-224459

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Par-la-Ville Place, 4th Floor

14 Par-la-Ville Road

Hamilton HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

ITEM 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

SDRL – Seadrill Announces Timeline for Expected Emergence from Chapter 11

Hamilton, Bermuda, February 21, 2022 - Seadrill Limited (“Seadrill” or the “Company”) announces today that it anticipates emerging from the Chapter 11 process in February 2022, likely prior to the end of the present week. As previously announced, Seadrill’s Chapter 11 plan of reorganization (the “Plan”) was confirmed by the U.S. Bankruptcy Court for the Southern District of Texas on October 26, 2021. Since confirmation of the Plan, the Company has been preparing to satisfy conditions precedent in order to emerge.

On the effective date of emerging from Chapter 11, it is expected that the new parent company for the Seadrill group, whose name will be changed on or about the date of emergence to Seadrill Limited, will have approximately 50 million new common shares outstanding, of which 0.25% will be allocated to existing shareholders of the Company. Subject to certain approvals, the new common shares are intended to be listed on the Euronext Expand market in Oslo in the second quarter of 2022 with a subsequent uplisting to the main market of the Oslo Stock Exchange, as well as a listing on the New York Stock Exchange. Trading in the existing shares in Seadrill at the Oslo Stock Exchange will be suspended following occurrence of the effective date of emerging from Chapter 11.

CONTACT:

Prime Clerk

US Toll Free: 844-858-8891

International Toll Free: 312-667-1347

Email: seadrillinfo@primeclerk.com

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations across the globe. Seadrill’s high quality, technologically advanced fleet spans all asset classes allowing its experienced crews to conduct its operations from shallow to ultra-deep-water environments. The Company owns and/or operates 35 rigs, which includes drillships, jack-ups and semi-submersibles.

For more information, visit https://www.seadrill.com/.

FORWARD LOOKING STATEMENTS

This news release includes forward-looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business, the markets in which it operates and its restructuring efforts. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F (File No. 333-224459). The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: February 22, 2022	By:	/s/ Stuart Jackson
		Name:	Stuart Jackson
		Title:	Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)

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